

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Mr. David Steinberg
President and Chief Financial Officer
Apptigo International, Inc.
33B Venetian Way, Apt. 61
Miami Beach, Florida 33139

> **Re: Apptigo International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 8, 2015**
> **File No. 000-55375**

Dear Mr. Steinberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Please include a separate letter of correspondence that addresses each of our comments.

1.   We note disclosure that your Annual Report on Form 10-K (the "Original Filing") for the year ended December 31, 2014 Annual Report was inadvertently filed on May 7, 2015 without proper authorization and it did not include the audit report from your independent registered public accounting firm. Please immediately file an amendment to the Original Filing to label each page of the financial statements and notes included therein as "unaudited." Upon completion of the audit of your fiscal year ended December 31, 2014 financial statements and with proper authorization, a further amendment to the Original Filing will be required that includes the required auditors' report.

2.   In addition, upon completion of the audit, please include within the amended Form 10-K, an expansion of the material weaknesses currently identified to also discuss the material weakness that resulted in filing of the Original Filing prior to completion of the audit

process, omission of the required audit report, and the inadvertent filing without proper authorization. Also provide discussion of management's plans of remediation. We would anticipate that both your disclosure controls and procedures and internal control over financial reporting would result in the conclusion by management with the participation of the CEO and CFO as continuing to be ineffective as of December 31, 2014 as a result of this additional material weakness.

3. Please tell us in more detail the reasons the Original Filing had been filed without proper authorization, what were the procedures for proper authorization, and when and how this came to management's attention. Moreover, please tell us how the Original Filing had been filed prior to completion of the audit and also without the required audit report, and what if any, procedures were in place to prevent this from occurring.

4. Also, please amend the Item 4.02 Form 8-K in its entirety as soon as practicable to disclose whether or not the issues disclosed therein were discussed with your independent registered public accounting firm. See Instruction to Item 4.02(a)(3) of the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant